Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(Dollars in thousands)	2014	2013
Income from continuing operations before income taxes	$334,516	$278,298
Add:
Interest expense	131,542	149,573
Portion of rent expense representative of the interest factor	14,006	19,054
Income as adjusted	$480,064	$446,925

Fixed charges:
Interest expense	$131,542	$149,573
Portion of rent expense representative of the interest factor	14,006	19,054
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	22,445	20,881
Total fixed charges	$167,993	$189,508

Ratio of earnings to fixed charges (1)	2.86	2.36

(1)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. One-third of rent expense is included in fixed charges as the representative portion of interest.